STEVENS & LEE

LAWYERS & CONSULTANTS

111 N. Sixth Street
Reading, PA19601
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial:

(610) 478-2167

                                                                                                                    Email:           tfd@stevenslee.com

Direct Fax:

June 28, 2013

Securities and Exchange Commission

EDGAR Filing

Re:  The DMS Funds
ICA File 811-22706

Ladies and Gentlemen:

We are counsel to the above referenced investment company.  The Company filed a new Prospectus and Statement of Additional Information under Rule 485(a) on May 23, 2013, to add a new Class I to the Baltic Index Fund.  The Staff of the Commission has provided comments on this filing and suggested certain revisions by telephone call to the undersigned. The Fund will make all changes requested by the Staff, as follows:

1.

The Total Annual Fund Operating Expenses for Class I in the Prospectus has been corrected to 0.96%.

2.

The Primary Investment Strategy section and the Primary Risks section have been modified to reflect that the Baltic Index presently holds a single stock that is approximately 25% of the Index, and also that more than 40% of the Index is currently invested in the consumer products sector.

3.

 In the section “INVESTING WITH DMS FUNDS – Account Minimums for Class A Shares” the language and information has now been corrected to cover both the Class A and I shares.

4.

In the SAI, the information in the section “MANAGEMENT OF THE FUND”  has been corrected to show that all Trustees are trustees of all the DMS funds.

Separately from the Prospectus and SAI, the Staff has also provided some comments on the N-SAR filed by the Fund.  The Fund is discussing these comments with its accountants and will be making corrections in future filings as recommended.

With the changes referenced in the foregoing items of correspondence, the Fund now believes that it has addressed all comments raised by the Staff that would be applicable to the Class I of the Baltic Index Fund.  Accordingly, the Fund respectfully requests that the Commission declare the filing for the Class I of the Baltic Index Fund effective on Friday, June 28, 2013.  If you need any further information, please contact the undersigned.

Very truly yours,

STEVENS & LEE

/s/ Timothy F. Demers

Timothy F. Demers

TFD:mm